                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                For the six month period ended on June 30, 2003.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                     ---------------------------------------
             (Exact name of registrant as specified in its charter)

                    CHEMICAL AND MINING COMPANY OF CHILE INC.
                    -----------------------------------------
                 (Translation of registrant's name into English)

           El Trovador 4285, 6th Floor, Santiago, Chile (562) 425-2000
           -----------------------------------------------------------
            (Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F    x               Form 40-F
                               -----                       -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                         No    x
                        -----                       -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82___________

On August 27, 2003, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report that included information as to the Registrant's consolidated financial condition and results of operations for the six-month period ended on June 30, 2003. Attached is a summary of such consolidated financial information included in the summary and in the report filed with the Superintendencia de Valores y Seguros of Chile. This financial information was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States of America.




--------------------------------------------------------------------------------
THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES PRESENTATION OF, A SIX MONTH PERIOD ENDED JUNE 30, 2003 REPORT FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE, AND UNLESS OTHERWISE INDICATED, FIGURES ARE IN US DOLLARS.
--------------------------------------------------------------------------------

                        Consolidated Financial Statements


                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.


                          As of June 30, 2003 and 2002
                 and for the years ended June 30, 2003 and 2002
           (A translation of the original in Spanish- see note 2 (a))




                                    Contents




Consolidated Financial Statements

Consolidated Balance Sheets ..............................................  2
Consolidated Statements of Income.........................................  4
Consolidated Statements of Cash Flows.....................................  5
Notes to the Consolidated Financial Statements ...........................  6


Ch$      -   Chilean pesos
ThCh $   -   Thousands of Chilean pesos
US$      -   United States dollars
ThUS$    -   Thousands of United States dollars
UF       -   The UF is an inflation-indexed, Chilean peso-denominated
             monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                           Consolidated Balance Sheets
           (A translation of the original in Spanish- see note 2 (a))


                                                                                                  As of June 30,
                                                                        Note                 2003                  2002
                                                                                             ----                  ----
                                                                                             ThUS$                 ThUS$
ASSETS

Current assets
     Cash                                                                                     14,800                  7,979
    Time deposits                                                                              8,806                  2,247
    Marketable securities                                                    4                51,489                 79,939
    Accounts receivable, net                                                 5               119,667                111,997
    Other accounts receivable, net                                           5                 8,547                  9,792
    Accounts receivable from related companies                               6                34,931                 30,326
    Inventories, net                                                         7               228,487                226,490
    Recoverable taxes                                                                         11,589                 12,236
    Prepaid expenses                                                                           3,578                  3,007
    Deferred income taxes                                                   14                  --                      103
    Other current assets                                                                      18,451                 30,637
                                                                                          ----------             ----------
      Total current assets                                                                   500,345                514,753
                                                                                          ----------             ----------

                                                                             8               683,717                688,477
Property, plant and equipment, net
                                                                                          ----------             ----------


Other Assets
    Investments in related companies                                         9                76,755                 79,545
    Goodwill, net                                                           10                12,962                 12,541
    Negative goodwill, net                                                  10                  (646)                (1,060)
    Intangible assets, net                                                                     4,847                  4,072
    Long-term accounts receivable, net                                       5                 8,094                 13,050
    Long-term accounts receivable from related companies                     6                   380                    734
    Other long-term assets                                                  11                50,154                 52,780
                                                                                          ----------             ----------
       Total other assets                                                                    152,546                161,662
                                                                                          ----------             ----------
       Total assets                                                                        1,336,608              1,364,892
                                                                                          ==========             ==========


             The accompanying notes form an integral part of these
                       consolidated financial statements.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                           Consolidated Balance Sheets
           (A translation of the original in Spanish- see note 2 (a))

                                                                                             As of June 30,
                                                                    Note                2003                2002
                                                                                        ----                ----
                                                                                        ThUS$               ThUS$
  LIABILITIES AND SHAREHOLDERS' EQUITY

  Current liabilities
    Short-term bank debt                                              12                  520                2,869
    Current portion of long-term debt                                 12               36,749              126,059
    Dividends payable                                                                     253                  224
    Accounts payable                                                                   47,943               42,382
    Other accounts payable                                                              1,558                1,226
    Notes and accounts payable to related companies                    6                8,444                6,876
    Accrued liabilities                                               13               13,696               10,947
    Withholdings                                                                        2,292                2,850
    Income taxes                                                                          814                1,215
     Deferred revenues                                                                  4,299                    2
    Deferred income taxes                                             14                2,176                   --
    Other current liabilities                                                             275                1,797
                                                                                    ---------            ---------
     Total current liabilities                                                        119,019              196,447
                                                                                    ---------            ---------


  Long-term liabilities
    Long-term bank debt                                               12              308,000              292,000
    Other accounts payable                                                              2,847                3,758
    Deferred income taxes                                             14               19,999               10,062
    Staff severance indemnities                                       15                9,376                8,360
                                                                                    ---------            ---------
     Total long-term liabilities                                                      340,222              314,180
                                                                                    ---------            ---------

    Minority interest                                                 16               23,178               22,268
                                                                                    ---------            ---------

  Shareholders' equity
    Paid-in capital                                                   17              477,386              477,386
    Other reserves                                                    17              127,760              127,807
    Retained earnings                                                 17              249,043              226,804
                                                                                    ---------            ---------
                                                                                      854,189              831,997
     Total shareholders' equity
                                                                                    ---------            ---------
       Total liabilities and shareholders' equity                                   1,336,608            1,364,892
                                                                                    =========            =========


             The accompanying notes form an integral part of these
                       consolidated financial statements.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                        Consolidated Statements of Income
           (A translation of the original in Spanish- see note 2 (a))

                                                                                                      For the period ended
                                                                                                             June 30,
                                                                                 Note               2003                 2002
                                                                                                    ----                 ----
                                                                                                    ThUS$                ThUS$
Operating results

    Sales                                                                                           324,999              255,020
    Cost of sales                                                                                  (260,439)            (197,803)
                                                                                                   --------             --------
       Gross margin                                                                                  64,560               57,217
    Selling and administrative expenses                                                             (23,966)             (21,247)
                                                                                                   --------             --------
       Operating income                                                                              40,594               35,970
                                                                                                   --------             --------


Non-operating results
    Non-operating income                                                            19               10,696                7,346
    Non-operating expenses                                                          19              (20,024)             (19,631)
                                                                                                   --------             --------
       Non-operating loss                                                                            (9,328)             (12,285)
                                                                                                   --------             --------
    Income before income taxes                                                                       31,266               23,685
    Income tax expense                                                              14               (7,762)              (4,290)
                                                                                                   --------             --------
       Income before minority interest                                                               23,504               19,395
    Minority interest                                                               16                 (982)                (812)
                                                                                                   --------             --------
       Net income before extraordinary items and negative goodwill                                   22,522               18,583
    Amortization of negative goodwill                                               10                  314                  207
                                                                                                   --------             --------

       Net income for the year                                                                       22,836               18,790
                                                                                                   ========             ========



              The accompanying notes form an integral part of these
                       consolidated financial statements.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                      Consolidated Statements of Cash Flows
           (A translation of the original in Spanish- see note 2 (a))

                                                                         Period Ended June 30,
                                                                      2003                  2002
                                                                      ----                  ----
                                                                     ThUS$                 ThUS$

Cash flows from operating activities
Net income for the year                                              22,836               18,790
Loss on sale of fixed assets                                            (16)                 (20)

Charges (credits) to income not representing cash flows
Depreciation expense                                                 30,065               31,134
Amortization of intangible assets                                       144                   95
Write-offs and accruals                                              10,106                5,523
Gain on equity investments in related companies                      (3,742)              (2,568)
Amortization of goodwill                                                529                  567
Amortization of negative goodwill                                      (314)                (207)
Exchange difference                                                  (3,220)                 (77)
Other credits to income not representing cash flows                    (963)              (2,289)
Other charges to income not representing cash flows                  15,712                9,025
Net changes in operating assets and liabilities:
(Increase) decrease in trade accounts receivable                     (6,837)               7,096
Decrease (increase) in inventories                                   11,748              (14,616)
Increase in other assets                                              5,357                3,897
(Increase) decrease in accounts payable                              (7,982)               9,936
Increase in interest payable                                         (1,849)                (588)
Increase in net income taxes payable                                 (1,481)                 351
Decrease in other accounts payable                                     (802)              (2,159)
Decrease in VAT and taxes payable                                     4,105                  169
Minority interest                                                       982                  812
                                                                   --------             --------
          Net cash provided from operating activities                74,378               64,871
                                                                   --------             --------

Cash flows from financing activities
Payment of dividends                                                (21,288)             (16,042)
Payment of loans                                                     (3,886)             (56,711)
Payment of documented loans to related companies                     (5,274)                --
                                                                   --------             --------
            Net cash used in from financing activities              (30,448)              (72,753)
                                                                   --------             --------

Cash flows from investing activities
Sales of property, plant and equipment                                  180                   41
Sales of investments                                                    532               13,800
Other income                                                          7,293                  614
Additions to property, plant and equipment                          (31,187)             (12,949)
Capitalized interest                                                 (1,371)              (1,035)
Purchase of permanent investments                                    (6,117)              (8,753)
Investments in financial instruments                                      -                 (293)
Other disbursements                                                     (31)                   -
                                                                   --------             --------
            Net cash used in investing activities                   (30,701)              (8,575)
                                                                   --------             --------

Effect of inflation on cash and cash equivalents                       (100)                (368)
                                                                   --------             --------
Net change in cash and cash equivalents                              13,129              (16,825)
Beginning balance of cash and cash equivalents                       65,204              121,535
                                                                   --------             --------
Ending balance of cash and cash equivalents                          78,333              104,710
                                                                   ========             ========


              The accompanying notes form an integral part of these
                       consolidated financial statements.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))



Note 1 - Company Background

Sociedad Quimica y Minera de Chile S.A. (the "Company") was registered with the Chilean Superintendency of Securities and Insurance ("SVS") on March 18, 1983.


Note 2 - Summary of Significant Accounting Policies

a)     Basis for the preparation of the consolidated financial statements

       The accompanying consolidated financial statements have been prepared in U.S. dollars in accordance with accounting principles generally accepted in Chile ("Chilean GAAP") and the regulations of the SVS. For the convenience of the reader, the consolidated financial statements and their accompanying notes have been translated from Spanish into English. Certain accounting practices applied by the Company that conform with Chilean GAAP may not conform with generally accepted accounting principles in the United States ("US GAAP")

       The consolidated financial statements include the accounts of Sociedad Quimica y Minera de Chile S.A. (the "Parent Company") and subsidiaries (companies in which the Parent Company holds a controlling participation, generally equal to direct or indirect ownership of more than 50%). The Parent Company and its subsidiaries are referred to as the "Company".

       The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

       In accordance with regulations set forth by the SVS in its Circular No. 368 and Technical Bulletins Nos. 42 and 64 of the Chilean Association of Accountants, the consolidated financial statements include the following subsidiaries:

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 2 - Summary of Significant Accounting Policies (continued)

a) Basis for the preparation of the consolidated financial statements
(continued)

                                                                               Direct or indirect ownership
                                                                               2003                   2002
                                                                               ----                   ----
Foreign subsidiaries:                                                           %                      %
Nitrate Corporation of Chile Limited (United Kingdom)                          100.00                100.00
Soquimich SRL - Argentina                                                      100.00                100.00
Nitratos Naturais do Chile Ltda. (Brazil)                                      100.00                100.00
SQM Europe NV (Belgium)                                                        100.00                100.00
SQM North America Corp. (USA)                                                  100.00                100.00
North American Trading Company (USA)                                           100.00                100.00
SQM Peru S.A.                                                                  100.00                100.00
SQM Corporation NV (Holland)                                                   100.00                100.00
S.Q.I. Corporation NV (Holland)                                                100.00                100.00
Soquimich European Holding BV (Holland)                                        100.00                100.00
PTM - SQM Iberica S.A. (Spain)                                                 100.00                100.00
SQMC Holding Corporation LLP (USA)                                             100.00                100.00
SQM Ecuador S.A.                                                               100.00                100.00
Cape Fear Bulk LLC (USA)                                                        51.00                 51.00
SQM Colombia Ltda.                                                             100.00                100.00
SQM Investment Corporation NV (Holland)                                        100.00                100.00
PSH Limited (Cayman Islands)                                                   100.00                100.00
SQM Brasil Ltda.                                                               100.00                100.00
Royal Seed Trading Corporation AVV (Aruba)                                     100.00                100.00
SQM Japan K.K.                                                                 100.00                100.00
SQM Oceania PTY Limited (Australia)                                            100.00                100.00
SQM France S.A.                                                                100.00                100.00
Fertilizantes Naturales  S.A. (Spain)                                           50.00                 50.00
Rs Agro-Chemical Trading AVV (Aruba)                                           100.00                100.00
SQM Comercial de Mexico S.A. de C.V.                                           100.00                100.00
SQM Indonesia                                                                   80.00                 80.00
SQM Virginia LLC (USA)                                                         100.00                100.00
Agricolima S.A. De C.V. (Mexico)                                               100.00                100.00
SQM Venezuela S.A.                                                             100.00                100.00
SQM Italia SRL (Italy)                                                          95.00                 95.00
Comercial Caiman Internacional S.A. (Cayman Islands)                           100.00                  -
Fertilizantes Olmeca y SQM S.A. De C.V. (Mexico)                               100.00                  -
Mineag SQM Africa Limited                                                      100.00                  -

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 2 - Summary of Significant Accounting Policies (continued)

a) Basis for the preparation of the consolidated financial statements
(continued)

                                                                               Direct or indirect ownership
                                                                               2003                    2002
                                                                               ----                    ----
                                                                                 %                      %
Domestic subsidiaries:
Servicios Integrales de Transito y Transferencias S.A.                        100.00                  100.00
Cia. Industrial y Minera S.A.                                                    -                    100.00
Soquimich Comercial S.A.                                                       60.64                   60.64
Sociedad Minera de Chile S.A.                                                    -                    100.00
Energia y Servicios S.A.                                                         -                    100.00
Isapre Norte Grande Ltda.                                                     100.00                  100.00
Almacenes y Depositos Ltda.                                                   100.00                  100.00
SQM Quimicos S.A.                                                                -                     99.99
Ajay SQM Chile S.A.                                                            51.00                   51.00
SQM Nitratos S.A.                                                              99.99                  100.00
Proinsa Ltda.                                                                  60.58                   60.58
SQM Potasio S.A.                                                              100.00                  100.00
SQMC International Limitada                                                    60.64                   60.64
SQM Salar S.A.                                                                100.00                  100.00
SCM SQM Boratos                                                                  -                    100.00
Norsk Hydro Chile S.A.                                                         60.64                    -

       All significant inter-company balances, transactions and unrealized gains and losses arising from transactions between these companies have been eliminated in consolidation.

       As the Company exerts control over the subsidiary Fertilizantes Naturales S.A. it has been included in the consolidation for the period ended June 30, 2003 and 2002.

       At June 30, 2003 and 2002, the subsidiary Lithium Specialties LLP were in the development stage and therefore were not included in the consolidation.

       At June 30, 2002, the subsidiary SCM Antucoya were in the development stage and therefore were not included in the consolidation.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 2 - Summary of Significant Accounting Policies (continued)

b)     Period

       These consolidated financial statements have been prepared for the six-month period between January 1st and June 30, 2003 and 2002.

c)     Reporting currency and monetary correction

       The financial statements of the Company are prepared in U.S. dollars. As a significant portion of the Company's operations are transacted in U.S. dollars, the U.S. dollar is considered the currency of the primary economic environment in which the Company operates.

       The Parent Company and those subsidiaries which maintain their accounting records in U.S. dollars are not required, or permitted, to restate the historical dollar amounts for the effects of inflation.

       The financial statements of domestic subsidiaries, which maintain their accounting records in Chilean pesos have been restated to reflect the effects of variations in the purchasing power of Chilean pesos during the period. For this purpose, and in accordance with Chilean regulations, non-monetary assets and liabilities, equity and income statement accounts have been restated in terms of periods -end constant pesos based on the change in the consumer price index during the period (1,1% and 0,6% in 2003 and 2002, respectively). The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of non-U.S. dollar denominated monetary assets and liabilities exposed to the effects of inflation.

       Prior period financial statements presented for comparative purposes have not been restated to reflect the change in the purchasing power of the Chilean pesos during the most recent year-end. In accordance with Chilean GAAP, amounts expressed in U.S. dollars, including amounts included in the consolidated financial statements as determined in prior years from the translation of financial statements of those Chilean subsidiaries which maintain their accounting records in Chilean pesos, are not adjusted for price-level changes.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 2 - Summary of Significant Accounting Policies (continued)


d)     Foreign currency

       i)     Foreign currency transactions

         Monetary assets and liabilities denominated in Chilean pesos and other currencies have been translated to U.S. dollars at the observed exchange rates determined by the Central Bank of Chile in effect at each period-end of Ch$699.12 per US$1 at June 30, 2003 and Ch$688,05 per US$1 at June 30, 2002.


       ii)    Translation of non-U.S. dollar financial statements

              In accordance with Chilean GAAP, the financial statements of foreign and domestic subsidiaries that do not maintain their accounting records in U.S. dollars are translated from the respective local currencies to U.S. dollars in accordance with Technical Bulletin No. 64 of the Chilean Association of Accountants ("BT 64") as follows:

              a) For those subsidiaries and affiliates located in Chile which keep their accounting records in price-level adjusted Chilean pesos:

                  - Balance sheet accounts are translated to U.S. dollars at the period-end exchange rate without eliminating the effects of price-level restatement.

                  - Income statement accounts are translated to U.S. dollars at the average exchange rate each month. The monetary correction account on the income statement, which is generated by the inclusion of price-level restatement on the non-monetary assets and liabilities and shareholders' equity, is translated to U.S. dollars at the average exchange rate for each month.

                  - Translation gains and losses, as well as the price-level restatement to the balance sheet mentioned above, are included as an adjustment in shareholders' equity, in conformity with Circular No. 368 of the SVS.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 2 - Summary of Significant Accounting Policies (continued)


              b) The financial statements of those foreign subsidiaries that keep their accounting records in currencies other than U.S. dollar have been translated at historical exchange rates as follows:

                  - Monetary assets and liabilities are translated at period-end exchange rates between the US dollar and the local currency.

                  - All non-monetary assets and liabilities and shareholders' equity are translated at historical exchange rates between the US dollar and the local currency.

                  - Income and expense accounts are translated at average exchange rates between the US dollar and the local currency.

                  - Any exchange differences are included in the results of operations for the period.


d)     Foreign currency (continued)

       Foreign exchange differences for the period ended June 30, 2003 and 2002 generated net earnings of ThUS$ 3,220 and ThUS$ 77, respectively, which have been charged to the consolidated statements of income in each respective period.

The monetary assets and liabilities of foreign subsidiaries were translated into U.S. dollars at the exchange rates per US dollar prevailing at June 30, as follows:

                                                   2003               2002
                                                   ----               ----
       Brazilian Real                              2.88               2.86
       New Peruvian Sol                            3.47               3.51
       Colombian Peso                          2,812.31           2,398.44
       Argentine Peso                              2.80               3.80
       Japanese Yen                              119.80             119.50
       Sucre Ecuador                               1.00               1.00
       Euro                                        0.88               1.05
       Mexican Peso                               10.42               9.96
       Indonesian Rupee                        8,940.00           8,729.93
       Australian Dollar                           1.54               1.87
       Pound Sterling                              0.61               0.69
       Rand                                        7.57                  -

       The Company uses the "observed exchange rate", which is the rate determined daily by the Chilean Central Bank based on the average exchange rates at which bankers conduct authorized transactions.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 2 - Summary of Significant Accounting Policies (continued)

e)     Cash and cash equivalents

       The Company considers all highly liquid investments with a remaining maturity of less than 90 days as of the closing date of the financial statements to be cash equivalents.

f)     Time Deposits

       Time deposits are recorded at cost plus accrued interest.

g)     Marketable securities

       Marketable securities are recorded at the lower of cost plus accrued interest or market value.

h)     Allowance for doubtful accounts

       The Company records an allowance for doubtful accounts based on estimated probable losses.

i)     Inventories and materials

       Inventories of finished products and work in process are valued at average production cost. Raw materials and products acquired from third parties are stated at average cost and materials-in-transit are valued at cost. All such values do not exceed net realizable values.

       Inventories of non-critical spare parts and supplies are classified as other current assets, except for those items which the Company estimates to have a turnover period of one year or more, which are classified as other long-term assets.

j)     Income taxes and deferred income taxes

       Prior to 2000, income taxes were charged to results in the same period in which the income and expenses were recorded and were calculated in accordance with the enacted tax laws in Chile and the other jurisdictions in which the Company operated.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 2 - Summary of Significant Accounting Policies (continued)

j)     Income and deferred taxes (continued)

       Under Chilean law, the Parent Company and its subsidiaries are required to file separate tax declarations.

       Beginning January 1, 2000, the Company records deferred income taxes in accordance with Technical Bulletin Nos. 60, 69, 71 and 73 of the Chilean Association of Accountants, and with Circular No. 1466 issued on January 27, 2000 by the SVS, recognizing the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities, using the liability method.

       The effect of the temporary differences at December 31, 1999 were recorded in complementary asset and liability accounts, which are recognized in the statement of operations over the estimated period in which they reverse.

k)     Property, plant and equipment

       Property, plant, equipment and property rights are recorded at cost, except for certain assets that were restated according to a technical appraisal in 1988. Depreciation expense has been calculated using the straight-line method based upon the estimated useful lives of the assets and is charged directly to expense.

       Fixed assets acquired through financing lease agreements are accounted for at the present value of the minimum lease payments plus the purchase option based on the interest rate included in each contract. The Company does not legally own these assets and therefore cannot freely dispose of them.

       In conformity with Technical Bulletin No. 31 of the Chilean Association of Accountants, the Company capitalizes interest cost associated with the financing of new assets during the construction period of such assets.

       Maintenance costs of plant and equipment are charged to expenses as incurred.

       The Company obtains property rights and mining concessions from the Chilean state. Other than minor filing fees, the property rights are usually obtained without initial cost, and once obtained, are retained perpetually by the Company as long as the annual fees are paid. Such fees, which are paid annually in March, are recorded as prepaid assets to be amortized over the following twelve months. Values attributable to these original mining concessions are recorded in property, plant and equipment and are being amortized on a straight-line basis over 50 years.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))



Note 2 - Summary of Significant Accounting Policies (continued)

l)     Investments in related companies

       Investments in related companies over which the Company has significant influence, are included in other assets and are recorded using the equity method of accounting. Accordingly, the Company's proportional share in the net income or loss of each investee is recognized in the non-operating income and expense classification in the consolidated statements of income on an accrual basis, after eliminating any unrealized profits from transactions with the related companies.

       The translation adjustment to U.S. dollars of investments in domestic subsidiaries, which maintain their accounting records and are controlled in Chilean pesos is recognized in the other reserves component of stockholders' equity. Direct and indirect investments in foreign subsidiaries or affiliates are controlled in U.S. dollars.

m)     Goodwill and negative goodwill

       Goodwill is calculated as the excess of the purchase price of companies acquired over their net book value, whereas negative goodwill occurs when the net book value exceeds the purchase price of companies acquired. Goodwill and negative goodwill resulting from equity method investments are maintained in the same currency in which the investment was made and are amortized based on the estimated period of investment return, generally 20 and 10 years for goodwill and negative goodwill, respectively.

n)     Intangible assets

       Intangible assets are stated at cost plus acquisition expenses and are amortized over a period of up to a maximum of 40 years, in accordance with Technical Bulletin No. 55 of the Chilean Association of Accountants.

o)     Mining development cost

       Mining development costs are recorded in other long-term assets and are amortized utilizing the unit of production basis.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 2 - Summary of Significant Accounting Policies (continued)

p)     Accrued employee severance

       The Company calculates the liability for staff severance indemnities based on the present value of the accrued benefits for the actual years of service worked assuming an average employee tenure of 24 years and a real annual discount rate of 9%.

q)     Vacations

       The cost of employee vacations is recognized in the financial statements on an accrual basis.

r)     Dividends

       Dividends are generally declared in U.S. dollars but are paid in Chilean pesos.

s)     Derivative Contracts

       The Company maintains derivative contracts to hedge against movements in foreign currencies, which are recorded in conformity with Technical Bulletin No. 57 of the Chilean Association of Accountants. Such contracts are recorded at fair value with net losses recognized on the accrual basis and gains recognized when realized.

t)     Reclassifications

       Certain reclassifications have been made in the 2003 and 2002 numbers to conform to the current period presentation.

u)     Revenue recognition

       Revenue is recognized on the date goods are physically delivered or when they are considered delivered according to the terms of the contract.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 2 - Summary of Significant Accounting Policies (continued)


v)     Computer software

       In accordance with Circular No. 981 dated March 28, 1990 of the SVS, computer systems acquired by the Company are recorded at cost.

w)     Research and development expenses

       Research and development cost are charged to the income statement in the period in which they are incurred. Fixed assets which are acquired for their use in research and development activities and are determined to provide additional benefits to the Company are recorded under the relevant item within property, plant and equipment.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 3 - Changes in Accounting Principles

There were no changes in the accounting principles used by the Company during 2003 and 2002.



Note 4 - Marketable Securities

As of June 30 marketable securities are detailed as follows:

                                                                             2003            2002
                                                                             ----            ----
                                                                            ThUS$            ThUS$
Mutual funds                                                               51,489            79,939
                                                                        -----------      ------------
Total                                                                      51,489            79,939
                                                                        ===========      ============


Note 5 - Short-term and long-term Accounts Receivable

  a) Short term accounts receivable and other accounts receivable as of June 30 are detailed as follows:

                                                                       Between 90 days                           Total
                                                 Up to 90 days            and 1 year         2003           Short-term (net)
                                                2003       2002        2003       2002     Subtotal         2003        2002
                                                ----       ----        ----       ----     --------         ----        ----
                                               ThUS$      ThUS$       ThUS$      ThUS$       ThUS$         ThUS$       ThUS$

Trade accounts receivable                     98,938     87,898       9,971      7,516       108,909     102,709      95,414
Allowance for doubtful accounts                                                               (6,200)

Notes receivable                              15,800     13,946       3,450      2,637        19,250      16,958      16,583
Allowance for doubtful accounts                                                               (2,292)
                                                                                                         --------    --------
Accounts receivable, net                                                                                 119,667     111,997
                                                                                                         ========    ========

Other accounts receivable                      8,399      8,352         928      1,440         9,327       8,547       9,792
Allowance for doubtful accounts                                                                 (780)
                                                                                                         --------    --------
Other accounts receivable, net                                                                              8,547       9,792
                                                                                                         ========    ========

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 5 - Short-term and Long-term Accounts Receivable (continued)

Consolidated Short-term and Long-term Receivables - by Geographic Location

                                                                    Europe, Africa and       Asia and
                                                      Chile          the Middle East          Oceania
                                                 2003      2002      2003       2002      2003      2002
                                                 ----      ----      ----       ----      ----      ----
                                                 ThUS$     ThUS$     ThUS$     ThUS$      ThUS$     ThUS$
                                               -------------------------------------------------------------

Net short-term trade accounts receivable
Balance                                         23,201    21,990    29,308     23,608     2,806     1,548
% of total                                      22.59%    23,05%    28.53%     24.74%     2.73%     1.62%

Net short-term notes receivable
Balance                                         14,622    13,371      537         803        13       215
% of totalb                                     86.22%    80.63%     3.17%      4.84%     0.08%     1.30%

Net short-term other accounts
receivable
Balance                                          5,274     5,926     1,089        631          3       118
% of total                                      61.71%    60,52%    12.74%      6.44%      0.04%     1.21%
                                               -------------------------------------------------------------

Subtotal short-term accounts receivable, net
Balance                                         43,097    41,287    30,934     25,042     2,822      1,881
% of total                                      33.25%    33.55%    23.87%     20.35%     2.18%      1.53%

Long-term accounts receivable, net
Balance                                          6,982    11,877      68           80        -          -
% of total                                      86.26%    91.01%     0.84%      0.61%        -          -
                                               -------------------------------------------------------------

Total short and long-term accounts
receivable, net
Balance                                         50,079    53,164    31,002     25,122     2,822      1,881
% of total                                      36.37%    39.06%    22.52%     18.46%     2.05%      1.38%
                                               =============================================================

                                                    USA, Mexico         Latin America
                                                     and Canada       and the Caribbean          Total
                                                   2003      2002       2003      2002      2003       2002
                                                   ----      ----       ----      ----      ----       ----
                                                  ThUS$      ThUS$     ThUS$      ThUS$     ThUS$     ThUS$
                                              -----------------------------------------------------------------

Net short-term trade accounts receivable
Balance                                           29,157    29,152     18,237    19,116    102,709    95,414
% of total                                        28.39%    30.56%     17.76%    20,03%     100%       100%

Net short-term notes receivable
Balance                                            361         429     1,425      1,765     16,958    16,583
% of totalb                                       2.13%      2.59%     8.40%     10.64%     100%       100%

Net short-term other accounts
receivable
Balance                                           1,838      2,763      343         354     8,547      9,792
% of total                                        21.50%    28.21%     4.01%      3.62%     100%       100%
                                              -----------------------------------------------------------------

Subtotal short-term accounts receivable, net
Balance                                           31,356    32,344     20,005    21,235    128,214   121,789
% of total                                        25.26%    27.31%     15.44%    17.26%     100%       100%

Long-term accounts receivable, net
Balance                                                         54     1,044      1,039     8,094     13,050
% of total                                                    0.41     12.90%     7.97%     100%       100%
                                              -----------------------------------------------------------------

Total short and long-term accounts
receivable, net
Balance                                           31,356    32,398     21,049    22,274    136,308   134,839
% of total                                        23.77%    24.73%     15.29%    16.37%     100%       100%
                                              =================================================================

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 6 - Balances and Transactions with Related Parties

Accounts receivable from and payable to related companies are stated in US dollars and accrue no interest. Transactions are made under terms and conditions which are similar to those offered to unrelated third parties.

a) Amounts included in balances with related parties as of June 30 2003 and 2002 are as follows:

--------------------------------------------------------------------------------------------------------
                                                         Short-term                   Long-term
                                                     2003          2002          2003          2002
                                                     ----          ----          ----          ----
Accounts receivable                                  ThUS$         ThUS$         ThUS$         ThUS$
--------------------------------------------------------------------------------------------------------
Ajay Europe S.A.R.L.                                    4,357         4,828           -             -
Nutrisi Holding N.V.                                    2,228             -           -             -
Generale de Nutrition Vegetale S.A.                       171           164           -             -
Fertilizantes Olmeca S.A.                                   -         3,421           -             -
Mineag SQM Africa Limited                                   -         4,017           -             -
Abu Dhabi Fertilizer Ind. WLL                           4,602         3,950           -             -
NU3 N.V.                                                1,137         3,448           -             -
Doktor Tarsa -SQM Turkey                                  856           803           -             -
Comercial Caiman Internacional S.A.                         -           872           -             -
SQM Lithium Specialties Limited                           665            94           -             -
Empresas Melon S.A.                                         -             -         380           734
Sales de Magnesio S.A.                                     11            77           -             -
Ajay North America LLC                                  1,644         1,510           -             -
Norsk Hydro ASA                                            69            96           -             -
Hydro Agri Int.-France                                    899           179           -             -
Hydro Asia Trade                                          484           530           -             -
Hydro Agri France S.A.                                  2,097           920           -             -
Hydro Poland SP                                           388           184           -             -
Hydro Agri Benelux B.V                                    585           278           -             -
Hydro Agri Hellas S.A.                                  1,182           457           -             -
Hydro Agri Australia Ltd.                                 396           629           -             -
Hydro Agri UK Ltd..                                       204           282           -
Hydro Agri GMBH & CO KG                                   258            96           -             -
Hydro Agri AB                                              51            38           -             -
Hydro Agri Colombia                                     1,304             -           -             -
PCS Yumbes                                                  -         2,402           -             -
NU3 B.V.                                                1,164           274           -             -
Hydro Agri Argentina                                    4,150             5           -             -
Adubo Trevo S.A.                                          900            88           -             -
Hydro Plant Nutr. OSLO                                     38            40           -             -
Hydro Agri Benelux                                          -           185           -             -
Hydro Czech Republic                                        8             -           -             -
Hydro Fertilizantes Ltda.                                   -           309           -             -
Hydro Agricola Internacional                              468             -           -             -
Impronta SRI                                            4,548             -           -             -
Nutrichem Benelux                                          29             -           -             -
Rotem Amfert Negev ltda.                                   31             -           -             -
Hydro Agri Espana S.A.                                      -            74           -             -
Hydro Agri North America                                    -            66           -             -
Hydro Agri Norge                                            -            10           -             -
Hydro Agri Mexico S.A. de C.V.                              1             -           -             -
Hydro Agri Specilities                                      6             -           -             -
                                                  ------------  ------------  ----------  ------------
Total                                                  34,931        30,326         380           734
                                                  ============  ============  ==========  ============

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 6 - Balances and Transactions with Related Parties (continued)

a) Amounts included in balances with related parties as of June 30, 2003 and 2002, continued:

                                                                                             Short-term
                                                                                        2003           2002
                                                                                        ----           ----
                                                                                       ThUS$          ThUS$
Accounts payable


Ajay Europe S.A.R.L.                                                                      432            430
Adm. y Servicios Santiago S.A. de C.V.                                                     81             28
Abu Dhabi Fertilizar Ind. WLL                                                              94             54
NU3 N.V.                                                                                1,544          2,322
SCM Antucoya                                                                                -            100
Rotem Amfert Negev Limited                                                              1,162          2,016
Hydro Agri Porsgrunn                                                                       27             14
Hydro Agricola Internacional                                                              158             85
Hydro Agri North America                                                                  134            168
Hydro Agri Mexico de S.A de C.V.                                                           11            361
Hydro Agri Int - France                                                                 3,372             62
Hydro Agri France                                                                          15            114
NU3 B.V.                                                                                   57            207
Hydro Fertilizante Ltda.                                                                1,261            902
Hydro Agri Benelux                                                                         23              -
PCS Yumbes                                                                                 51              -
Hidro Plant Nutr, CIS Regl, Oslo                                                            -             11
Hidro Agri Australia                                                                       11              -
Agrys Ltda.                                                                                11              -
Nutrisi Holding (N.V.)                                                                      -              2
                                                                                     ---------      ---------
Total                                                                                   8,444          6,876
                                                                                     =========      =========


       There were no outstanding long-term accounts payable with related parties as June 30, 2003 and 2002

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 6 - Balances and Transactions with Related Parties (continued)

b) During 2003 and 2002, principal transactions with related parties were as follows:

                                                                           Amount of                Impact on income
Company                       Relationship      Type of transaction       Transaction                (charge) credit
-------                       ------------      -------------------       -----------                ---------------
                                                                     2003         2002            2003          2002
                                                                     ----         ----            ----          ----
                                                                     ThUS$        ThUS$           ThUS$         ThUS$
NU3 N.V. (Belgica)            Indirect          Sales of products      2,447          847              628           124
Doktor Tarsa                  Indirect          Sales of products        783        1,290              205           350
Mineag SQM  Africa Ltd.       Indirect          Sales of products          -        7,045              -           1,574
Abu Dhabi Fertilizer WLL      Indirect          Sales of products      1,068            -              188             -
Nutrisi Holding N.V.          Indirect          Sales of products          -        1,538                -           473
Ajay Europe S.A.R.L.          Indirect          Sales of products      3,763        3,781            1,221           978
NU3 B.V.                      Indirect          Sales of products      2,177        1,541              814           504
Adubo Trevo S.A.              Indirect          Sales of products      3,487          332            1,179           164
PCS Yumbes SCM                Shareholder       Sales of products      2,867        6,674            1,941         4,526
                                                Purchases of           8,580            -            1,489             -
                                                products
Hydro Agri (U.K) Ltd.         Shareholder       Sales of product         569          679              152           166
Hydro Asia  trade Pte Ltd.    Shareholder       Sales of product       2,451        3,076              485           533
Hydro Agri  France S.A.       Shareholder       Sales of product       4,137        2,380              876           380
Hydro Agri Internacional      Shareholder       Sales of product         896          196              285             6
Hydro Agri International      Shareholder       Sales of product           -          509                -            75
Hydro Agri International      Shareholder       Sales of product         843        1,584               94           589
France
Hydro Agri  Hellas S.A.       Shareholder       Sales of product       1,119          427              243           123
Hydro Agri Benelux B.V.       Shareholder       Sales of product       4,179        3,326              703           269
Hidro agri Rotterdam B.V.     Shareholder       Sales of product           -          534                -           169
Hydro Agri Australia Ltd.     Shareholder       Sales of product         644          740              170           132
Hydro Agri Espana S.A.        Shareholder       Sales of product       2,045           68              407            18
Hydro Agri Argentina          Shareholder       Sales of product       4,470            -              308             -
Hydro Agri Colombia Ltda      Shareholder       Sales of product       1,381            -              246             -
Hydro Agri GMBH & CO KG       Shareholder       Sales of products        641          214              167            55
Hydro Agri Planta Nutri       Shareholder       Sales of products        697            -              265             -
Poland
Ajay North America LLC        Indirect          Sales of products      3,656          537            3,789         1,240

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 7 - Inventories

Inventories are summarized as follows:

                                                              2003              2002
                                                              ----              ----
                                                              ThUS$             ThUS$

Finished products                                             126,147          120,875
Work in process                                                89,649           95,697
Supplies                                                       12,691            9,918
                                                           -----------       ----------
    Total                                                     228,487          226,490
                                                           ===========       ==========

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 8 - Property, Plant and Equipment

Property, plant and equipment are summarized as follows:

                                           2003                2002
                                           ----                ----
                                           ThUS$               ThUS$
Land
Land                                       13,453             13,453
Mining Concessions                         36,340             16,708
Other Lands                                13,165             12,862
                                          -------            -------
                                           62,958             43,023
                                          -------            -------

Buildings and infrastructure
Buildings                                 157,049            156,099
Installations                             267,914            261,106
Construction-in-progress                   37,570             25,223
Other                                      19,920             19,101
                                          -------            -------
                                          482,453            461,529
                                          -------            -------

Machinery and Equipment
Machinery                                 389,830            384,020
Equipment                                 102,873             96,906
Construction-in-progress                   14,603             14,929
Other                                      14,435             10,471
                                          -------            -------
                                          521,741            506,326
                                          -------            -------

Other fixed assets
Tools                                      11,583              7,888
Furniture and office equipment             11,048             13,801
Project-in-progress                        15,095             18,212
Other                                       5,560              5,332
                                          -------            -------
                                           43,286             45,233
                                          -------            -------

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 8 - Property, Plant and Equipment (continued)


                                                                         2003                  2002
                                                                         ----                  ----
                                                                         ThUS$                 ThUS$
Amounts relating to technical revaluation of fixed assets
Land                                                                      8,650                  8,651
Buildings and infrastructure                                             40,627                 40,627
Machinery and equipment                                                  12,110                 12,127
Other assets                                                                 53                     53
                                                                     ----------             ----------
                                                                         61,440                 61,458
                                                                     ----------             ----------
    Total property, plant and equipment                               1,171,878              1,117,569
                                                                     ----------             ----------

Less: Accumulated depreciation
Buildings and infrastructure                                           (182,505)              (156,818)
Machinery and equipment                                                (257,273)              (226,576)
Other fixed assets                                                      (16,183)               (15,232)
Technical appraisal                                                     (32,200)               (30,466)
                                                                     ----------             ----------
    Total accumulated depreciation                                     (488,161)              (429,092)
                                                                     ----------             ----------
       Net property, plant and equipment                                683,717                688,477
                                                                     ==========             ==========

                                                                           2003                   2002
Depreciation for the period ended June 30:                                ThUS$                  ThUS$

Buildings and infrastructure                                             12,607                 12,785
Machinery and equipment                                                  15,929                 16,778
Other fixed assets                                                          657                    692
Technical revaluation                                                       872                    879
                                                                     ----------             ----------
     Total depreciation                                                  30,065                 31,134
                                                                     ==========             ==========

The Company has capitalized assets obtained through leasing, which are included in other fixed assets and are as follows:

                                                                          2003               2002
                                                                          ThUS$              ThUS$
                                                                          -----              -----

Administrative office buildings                                           2,081              1,988
Accumulated depreciation                                                   (401)              (347)
                                                                         ------             ------
    Total assets in leasing                                               1,680              1,641
                                                                         ======             ======

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 9 - Investments in and Receivables from Related Parties

a)     Information on foreign investments:

       There are no plans for the foreign investments to pay dividends, as it is the Company's policy to reinvest those earnings.

       The Company has not designated their foreign investments as net investment hedges.

b)     Transactions performed during the year 2003


       On January 27, 2003, SQM Comercial de Mexico S.A. de C.V. and SQM Nitratos S.A. acquired 8,750 shares of the related company Fertilizantes Olmeca y SQM S.A. de C.V. which represented 50% of its ownership. Consequently, Fertilizantes Olmeca y SQM S.A. de C.V. became a subsidiary of SQM S.A. This transaction gave rise to goodwill for the amount of ThUS$279.

       Subsequently, SQM Nitratos S.A. acquired from SQM Comercial de Mexico S.A. de C.V. 8,749 shares in Fertilizantes Olmeca y SQM S.A. de C.V. This transaction gave rise to no goodwill or negative goodwill.

       On January 31, 2003, SQM S.A. acquired shares owned by SQM Nitratos S.A. in Sociedad Contractual Minera Antucoya for an amount of ThUS$ 100. This gave rise to the ownership of all the shares of SCM Antucoya in just one shareholder. Consequently, this transaction resulted in the legal and immediate liquidation of SCM Antucoya and the acquisition by SQM S.A. of all this company's equity, assets and liabilities.

       On March 30, 2003, Fertilizantes Olmeca y SQM S.A. de C.V. increased its capital by ThUS$2,000 through the issuance of 431,200 share, which were subscribed in full by SQM Nitratos S.A. As a result, SQM Nitratos S.A. has ownership interest of 78.29% and SQM Comercial de Mexico has ownership interest of 21.71%.

       On March 30, 2003, Soquimich European Holding acquired 50% of the ownership interest of Mineag SQM Africa Ltd. from Ravlin Investment Limited for an amount of ThUS$990. This transaction gave rise to goodwill of ThUS$705. Consequently, Mineag SQM Africa Ltd. became a subsidiary of SQM S.A.

       On April 28, 2003, SQM Comercial S.A. acquired from Norsk Hydro ASA , 819,999 shares from Norsk Hydro Chile S.A. and SQM Comercial Internacional Ltda., as subsidiary company of SQMC, acquired one remaining share, with which, SQMC becomes the owner and controls 100% of Norsk Hydro Chile S.A. This transaction generated a goodwill of ThUS$ 1,282.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


       Note 9 - Investments in and Receivables from Related Parties (continued)

       On June 30, 2003, SQM Nitratos S.A. acquired the shares owned by SQM S.A. in Sociedad Energia y Servicios S.A.. This transaction amounted to ThUS$2,422. The above mentioned operation resulted in the consolidation of all the shares of Energia y Servicios, in one single shareholder, SQM Nitratos S.A., and as a consequence, through this fact and in full right, this resulted in the immediate dissolution of Energia y Servicios S.A. SQM Nitratos S.A. acquired 100% of the Company's shareholder, the assets and liabilities from the dissolved company.

       As of June 30, 2003, the subsidiaries SQM Virginia LLC and North American Trading Company, made a capital contribution in the subsidiary SQM Lithium Specialties LLP. This capital contribution amounted to ThUS$ 1,678, by 99% and 1%, respectively.


c) Transactions performed during the year 2002.

       On March 21, 2002, SQM North America Corporation acquired ownership interest of 50% of the related company SQM Venezuela S.A. for ThUS$ 250, which added to the ownership interest maintained by SQM Nitratos S.A. in the aforementioned company, results in SQM Venezuela S.A. being a 100% indirect subsidiary of SQM S.A. This transaction gave rise to goodwill of ThUS$ 166.

       On April 5, 2002, the subsidiary Royal Seed Trading Corportaion A.V.V. made a contribution of Th.US$ 120.5 to form a joint venture with Rui Xin Packaging Materials, Sanhe Co. Ltd.

       On May 1, 2002, the subsidiary Soquimich European Holdings B.V. acquired 50% ownership of the affiliate Nutrichem N.V., which subsequently changed its name to Nutrisi Holding N.V.

       On May 7, 2002, SQM Nitratos S.A. concurred to a capital increase in SQM Brasil Ltda., which resulted in ownership of 88.54%, SQM Quimicos S.A. did not concur to this increase and reduced its ownership to 11.46%.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


       Note 9 - Investments in and Receivables from Related Parties (continued)

       During May 2002, P.S.H. Limited made a capital increase of Th.US$ 250 in its affiliate Ajay Europe S.A.R.L.

       On June 12, 2002, Soquimich European Holding acquired 50% of Impronta S.R.L.

       During the first quarter, Soquimich European Holding increased its ownership in its affiliate FNC Italy S.R.L. to 95%, thereby becoming an indirect subsidiary of SQM S.A. Subsequently, FNC Italy S.R.L. changed its name to SQM Italia S.R.L.

       On May 28, 2002, the subsidiary Inversiones y Asesorias SQM Limitada changed its name to Almacenes y Depositos Limitada.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 9 - Investments in and Receivables from Related Companies (continued)

d) Detail of investments in related companies


----------------------------------------------------------------------------------------------------------------------------------
                                                                  Ownership        Equity of         Book value      Net income
    Tax                           Country              Number      interest        companies       of investment       (loss)
Registration                         of   Controlling   of       ------------    -------------     -------------    -------------
  Number           Company         origin  currency   shares     2003    2002    2003     2002     2003    2002     2003    2002
                                                                 ----    ----    ----     ----     ----    ----     ----    ----
                                                                 %       %       ThUS$    ThUS$    ThUS$   ThUS$    ThUS$    ThUS$
----------------------------------------------------------------------------------------------------------------------------------
93390000-2  Empresas Melon S.A..  Chile       -   653,748,837    14.05   14.05  281,140  264,481   39,500  37,160   16,345   15,595
0-E         SQM Lithium           USA        US$            -   100.00  100.00   26,525   24,996   26,525  24,996   (1,064)     -
            Specialties Limited*
0-E         Ajay North America    USA        US$            -    49.00   49.00   13,931   14,038    6,826   6,879      599     308
            LLC
77093830-9  SCM Antucoya*         Chile       -           490   100.00  100.00        -    6,650        -   6,650        -       -
0-E         Abu Dhabi Fertilizer
               Industries WL      UAE        US$        1,961    37.00   37.00    3,175    3,675    1,175   1,360      174       -
0-E         Fertilizantes Olmeca
            y SQM S.A. de C.V.    Mexico     Mex. $   183,000   100.00   50.00        -    1,692        -     846        -     321
0-E         Nutrisi Holding N.V.  Belgium    US$            -    50.00   50.00    2,591    1,072    1,296     536    1,304      88
0-E         Doktor Tarsa          Turkey     US$            -    50.00   50.00      560      471      280     236      123       -
0-E         Mineag SQM Africa     South      US$            -   100.00   50.00        -      640        -     320        -       -
            Limited               Africa
0-E         Ajay Europe S.A.R.L.  France     US$       36,700    50.00   50.00      650      635      325     318        -       -
77557430-5  Sales de Magnesio     Chile      US$            -    50.00   50.00      261      152      131      76       66      46
            Ltda.
81767200-0  Asoc. Garantizadora   Chile       -             -     3.31    3.31      665      739       22      24        -       -
            Pensiones
O-E         Rui Xin Packaging
            Materials Sanhe       China      US$            -    25.00   25.00      480      480      120     120        -       -
            Co.Ltd
O-E         Impronta SRL          Italia    Euros           -    50.00   50.00    1,109       48      555      24      683       -
                                                                                          ------   ------
     Total                                                                                76,755   79,545
                                                                                          ======   ======

------------------------------------------------------
                                  Equity participation
    Tax                           in net income (loss)
Registration                      ---------------------
  Number           Company           2003     2002
                                     ----     ----
                                     ThUS$    ThUS$
-----------------------------------------------------

93390000-2  Empresas Melon S.A..     2,296     2,191
0-E         SQM Lithium                 -         -
            Specialties Limited*
0-E         Ajay North America         294       151
            LLC
77093830-9  SCM Antucoya*                -         -
0-E         Abu Dhabi Fertilizer
               Industries WL            64         -
0-E         Fertilizantes Olmeca
            y
               SQM S.A. de C.V.          -       161
0-E         Nutrisi Holding N.V.       652        44
0-E         Doktor Tarsa                61         -
0-E         Mineag SQM Africa            -         -
            Limited
0-E         Ajay Europe S.A.R.L.         -         -
77557430-5  Sales de Magnesio           33        23
            Ltda.
81767200-0  Asoc. Garantizadora          -         -
            Pensiones
O-E         Rui Xin Packaging
            Materials Sanhe              -         -
            Co.Ltd
O-E         Impronta SRL               341         -

     Total


o        In development stage

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 10 - Goodwill and Negative Goodwill

Goodwill and negative goodwill and the related amortization is summarized as follows:

a)     Goodwill

                                                    June 30, 2003                         June 30, 2002
Tax Registration                          Amount amortized       Goodwill        Amount amortized     Goodwill
    Number              Company         during the period        balance        during the period      balance
                                              ThUS$               ThUS$               ThUS$             ThUS$

0-E             PTM - SQM Iberica S.A.             10                 69                   10              90
0-E             Doktor Tarsa                       34                123                   11             382
79768170-9      Soquimich Comercial                75                347                   75             498
                S.A.
78208790-8      SCM SQM Boratos                     -                  -                    8              57
93390000-2      Empresas Melon S.A.               238              7,456                  259           8,102
79626800-K      SQM Salar S.A.                     22                104                   22             147
0-E             SQM Mexico S.A. de C.V.            28              1,031                   28           1,086
96864750-4      SQM Potassium S.A.                 72              1,952                   72           2,096
0-E             SQM Venezuela S.A.                  -                  -                   82              83
0-E             Comercial Caiman Int.              11                211                    -               -
                S.A.
96801610-5      Norsk Hydro Chile S.A.             11              1,280                    -               -
0-E             Fertilizantes Olmeca               28                251                    -               -
O-E             Impronta Italy S.R.L.               -                138                    -               -
                                        -------------------  -----------------  ------------------- --------------
Total                                             529             12,962                  567          12,541
                                        ===================  =================  =================== ==============


b)     Negative Goodwill


                                                 June 30, 2003                         June 30, 2002
      Tax                                                        Negative                             Negative
 Registration                            Amount amortized        Goodwill        Amount amortized     goodwill
    Number              Company         during the period        Balance        during the period      balance
                                              ThUS$               ThUS$               ThUS$             ThUS$

79626800-K      SQM Salar S.A.                    105                 70                  105             281
96575300-1      Minera Mapocho S.A.               102                576                  102             779
O-E             Mineag SQM Africa                 107                  -                    -               -
                Limited
                                        -------------------  -----------------  ------------------- --------------
Total                                             314                646                  207           1,060
                                        ===================  =================  =================== ==============

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 11 - Other Long-term Assets

Other long-term assets are summarized as follows:

                                                                                   2003           2002
                                                                                   ----           ----
                                                                                  ThUS$          ThUS$

Engine and equipment spare-parts, net                                             24,009        27,869
Nitrate deposit development costs                                                  6,350         3,925
Mineral development costs                                                         12,669        11,775
Pension plan                                                                       1,137         2,090
Construction of Salar-Baquedano road                                               1,830         1,950
Deferred loan issuance costs                                                       3,029         4,253
Other                                                                              1,130           918
                                                                              -----------    ----------
    Total                                                                         50,154        52,780
                                                                              ===========    ==========


Note 12 - Bank Debt

a) Short-term bank debt is detailed as follows:

                                                                                   2003               2002
                                                                                   ----               ----
                                                                                   ThUS$              ThUS$
Bank or financial institution

Other banks                                                                              520              2,280
                                                                              ---------------    ---------------
    Total                                                                                520              2,280
                                                                              ===============    ===============

Annual average interest rate                                                           3.29%              4.25%

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 12 - Bank Debt (continued)

b)       Long-term bank debt is detailed as follows:

                                                  2003                2002
                                            ---------------     ---------------
Bank or financial institution                     ThUS$               ThUS$

Union Bank of Switzerland (1)                       204,541             204,577
Bank of America  (2)                                 80,195              80,231
Royal Bank of Canada  (3)                            60,013             121,106
Corpbanca                                                 -              12,145
                                            ---------------     ---------------
       Total                                        344,749             418,059
                                            ---------------     ---------------

Less: Current portion                               (36,749)           (126,059)
                                            ---------------     ---------------
       Long-term portion                            308,000             292,000
                                            ===============     ===============

(1) U.S. dollar-denominated loan without guarantee, interest rate of 7.7% per annum, paid semi-annually. The principal is due on September 15, 2006.

(2) U.S. dollar-denominated loan without guarantee, interest rate of 2.582% per annum, paid semi-annually. The principal is divided into five equal semi-annual partial installments, beginning in November 2003 with the final installment ending in November 2005.

(3) U.S. dollar-denominated loan without guarantee, interest rate of 1.99% per annum, paid semi-annually. The principal is divided into five equal semi-annual partial installments, beginning in December 2005 with the final installment ending in December 2006.


c)       The maturity of long-term debt is as follows:

                                                  2003                2002
                                            ---------------     ---------------
                                                  ThUS$               ThUS$
      Years to maturity
      Current portion                                36,749             126,059
      1 to 2 years                                   32,000              28,000
      2 to 3 years                                   46,000              32,000
      4 to 5 years                                  230,000             232,000
                                            ---------------     ---------------
             Total                                  344,749             418,059
                                            ===============     ===============

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 13 - Accrued Liabilities

As of June 30, 2003 and 2002, accrued liabilities are summarized as follows:


                                                  2003                2002
                                            ---------------     ---------------
                                                  ThUS$               ThUS$

Provision for royalties                               1,018                 820
Quarterly bonus                                         471                 477
Suppliers                                             1,268                 721
Commissions on consignment goods                        596                 422
Taxes and monthly income tax
     installment payments                               748                 415
Vacation accrual                                      4,866               4,745
Accrued employee benefits                               483                 298
Legal expenses                                          800                   -
Other accruals                                        2,646               2,263
Marketing expenses                                      800                 786
                                            ---------------     ---------------
       Total current liabilities                     13,696              10,947
                                            ===============     ===============


Note 14 - Income and Deferred Taxes

a) At June 30, 2003 and 2002 the Company has the following consolidated balances for retained tax earnings, income not subject to taxes, tax loss carry-forwards and credit for shareholders:

                                                  2003                2002
                                            ---------------     ---------------
                                                  ThUS$               ThUS$

       Accumulated tax basis retained
          earnings with tax credit                   16,468              19,174
       Accumulated tax basis retained
          earnings with no tax credit                 1,041                  11
       Tax loss carry-forwards (1)                   90,120             129,043
       Credit for shareholders                        3,061               3,503


(1)      Income tax losses in Chile can be carried forward indefinitely

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 14 - Income and Deferred Taxes (continued)


         The deferred taxes as of June 30, 2003 and 2002 represented a net liability of ThUS$ 22,175 and ThUS$ 9,959, respectively, and consisted of:

         2003                                                 Deferred tax asset                   Deferred tax liability
                                                       Short-term           Long-term          Short-term           Long-term
                                                     ---------------     ---------------     ---------------     ---------------
                                                          ThUS$                ThUS$               ThUS$              ThUS$
         Temporary differences
         Allowance for doubtful accounts                       1,025                 263                   -                   -
         Vacation accrual                                        759                   -                   -                   -
         Unrealized gain on sale of products                   5,285                   -                   -                   -
         Provision for obsolescence                                -               1,748                   -                   -
         Production expenses                                       -                   -              14,154                   -
         Accelerated depreciation                                  -                   -                   -              59,732
         Exploration expenses                                      -                   -                   -               4,161
         Capitalized interest                                      -                   -                   -               6,420
         Staff severance indemnities                               -                   -                   -               1,739
         Capitalized expenses                                      -                   -                   -                 719
         Tax loss carry-forwards                                   -              17,185                   -                   -
         Losses from derivative transactions                       5                   -                   -                   -
         Unaccrued interest                                       77                   -                   -                   -
         Provision for sinister expenses                           -                   -                   -                 425
         Other                                                   965                 736                 140                 718
                                                     ===============     ===============     ===============     ===============
         Total complementary accounts                              -                (773)             (4,002)            (34,756)
                                                     ===============     ===============     ===============     ===============
         Total deferred taxes                                  8,116              19,159              10,292              39,158
                                                     ===============     ===============     ===============     ===============

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 14 - Income and Deferred Taxes (continued)


         2003                                                 Deferred tax asset                   Deferred tax liability
                                                       Short-term           Long-term          Short-term           Long-term
                                                     ---------------     ---------------     ---------------     ---------------
                                                          ThUS$                ThUS$               ThUS$              ThUS$
         Temporary differences
         Allowance for doubtful accounts                         333                 870                   -                   -
         Vacation accrual                                        762                   -                   -                   -
         Unrealized gain on sale of products                   6,092                   -                 120                   -
         Provision for obsolescence                                -                 730                   -                   -
         Production expenses                                       -                   -              11,185                   -
         Accelerated depreciation                                  -                   -                   -              57,878
         Exploration expenses                                      -                   -                   -               4,141
         Capitalized interest                                      -                   -                   -               6,552
         Staff severance indemnities                               -                   -                   -               2,572
         Losses from derivative transactions                     277                 591                   -                   -
         Capitalized expenses                                      -                   -                   -                 946
         Tax loss carry-forwards                                   -              23,691                   -                   -
         Other                                                   369                   -                  54                 628
                                                     ===============     ===============     ===============     ===============
         Total gross deferred taxes                            7,833              25,882              11,359              72,717
         Total complementary accounts                            (25)             (2,674)             (3,654)            (39,447)
                                                     ===============     ===============     ===============     ===============
         Total deferred taxes                                  7,808              23,208               7,705              33,270
                                                     ===============     ===============     ===============     ===============

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 14 - Income and Deferred Taxes (continued)

c) Income tax expense is summarized as follows:

                                             2003               2002
                                       ---------------     ---------------
                                             ThUS$              ThUS$

Provision for current income tax                (1,091)             (1,957)
Effect of deferred tax assets and
     liabilities                                (4,290)             (3,987)
Effect of amortization of
     complementary accounts                     (2,643)              1,408
Other tax charges and credits                      262                 246
                                       ---------------     ---------------
       Total income tax expense                 (7,762)             (4,290)
                                       ===============     ===============


Note 15 - Staff Severance Indemnities

Staff severance indemnities are summarized as follows:

                                            2003                2002
                                       ---------------     ---------------
                                            ThUS$               ThUS$

Opening balance                                  9,143               8,326
Increases in obligation                          1,658                 950
Payments                                        (1,614)               (504)
Exchange difference                                189                (412)
                                       ---------------     ---------------
Balance as of June 30                            9,376               8,360
                                       ===============     ===============

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))



Note 16 - Minority Interest


Minority interest is summarized as follows:

                                                           Equity                             Net Income/(Loss)
                                                  2003                2002                2003                2002
                                            ---------------     ---------------     ---------------     ---------------
                                                 ThUS$               ThUS$               ThUS$               ThUS$

Soquimich Comercial S.A                              19,654              18,872                (507)               (571)
Ajay SQM Chile S.A                                    3,128               3,047                (118)               (128)
Cape Fear Bulk LLC                                      128                 116                 (73)               (112)
SQM Indonesia                                             -                   6                   -                   4
SQM Italia S.R.L                                         12                  27                   7                  (2)
Fenasa                                                  256                 200                 (66)                 (3)
Mineag SQM Africa                                         -                   -                (225)                  -
                                            ---------------     ---------------     ---------------     ---------------
       Total                                         23,178              22,268                (982)               (812)
                                            ===============     ===============     ===============     ===============

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 17 - Shareholders' Equity

a)       Changes to shareholders' equity consisted of:

                                                                             Accumulated deficit
                                                                              of subsidiaries in
                                                         Paid-in    Other        development        Retained       Net
                                              Number     capital  reserves          stage           earnings     income      Total
                                             of shares    ThUS$     ThUS$           ThUS$            ThUS$        ThUS$      ThUS$
------------------------------------------------------------------------------------------------------------------------------------
Balance January 1, 2002                   263,196,524    477,386   131,066          (2,223)          195,366      30,102    831,697
Transfer 2000 net income to
  retained earnings                                 -          -         -               -            30,102     (30,102)         -
Definitive dividends                                -          -         -               -           (14,844)          -    (14,844)
Accumulated deficit from subsidiaries
  in development stage (1)                          -          -         -            (387)                -           -       (387)
Other comprehensive income (2)                      -          -    (3,259)              -                 -           -     (3,259)
Net income for the year                             -          -         -               -                 -      18,790     18,790
------------------------------------------------------------------------------------------------------------------------------------
Balance June 30, 2002                     263,196,524    477,386   127,807          (2,610)          210,624      18,790    831,997
------------------------------------------------------------------------------------------------------------------------------------
Balance January 1, 2003                   263,196,524    477,386   125,111          (3,661)          210,624      40,202    849,662
Transfer 2002 net income to
  retained earnings                                 -          -         -               -            40,202     (40,202)         -
Definitive dividends                                -          -         -               -           (19,894)          -    (19,894)
Accumulated deficit from subsidiaries
  in development stage (1)                          -          -         -          (1,064)                -           -     (1,064)
Other comprehensive income (2)                      -          -     2,649               -                 -           -      2,649
Net income for the year                             -          -         -               -                 -      22,836     22,836
------------------------------------------------------------------------------------------------------------------------------------
Balance June 30, 2003                     263,196,524    477,386   127,760          (4,725)          230,932      22,836    854,189
------------------------------------------------------------------------------------------------------------------------------------

(1)       The subsidiaries in development stage are SQM Lithium Specialties
          Limited.
(2) Other comprehensive income includes translation adjustments, and in 2003 other comprehensive income also includes the effect of the recognition of an additional liability for the Company's under-funded pension as of June 30, 2003.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 17 - Shareholders' Equity (continued)

b) The composition of other comprehensive income as of June 30, 2003 is as follows:

                                                                                              For the period         As of
                                                                                               ended June 30,       June 30,
                                                                                                  2003                2003
                                                                                                  ----                ----

Detail                                                                                            ThUS$              ThUS$

Technical appraisal                                                                                       -           151,345
Changes to other comprehensive income from equity method investments:
Soquimich Comercial S.A.                                                                       (1)    1,180            (7,736)
Isapre Norte Grande Ltda.                                                                      (1)        3               (94)
Inversiones Augusta S.A.                                                                       (1)        -              (761)
SQM Ecuador S.A.                                                                               (1)        -              (270)
Almacenes y Depositos Ltda.                                                                    (1)       12               (79)
Asociacion Garantizadora de Pensiones                                                          (1)       (1)              (18)
Empresas Melon S.A.                                                                            (1)    1,596           (14,040)
Sales de Magnesio Ltda.                                                                        (1)        -               (17)
SQM North America Corp.                                                                        (2)     (141)           (1,288)
Other Companies                                                                                (1)        -               718
                                                                                               ------------      ------------
   Total other comprehensive income                                                                   2,649           127,760
                                                                                               ============      ============

(1)     Corresponds to translation adjustment and monetary correction

(2) Corresponds to the effect of the recognition of an additional liability for the Company's under-funded pension as of June 30, 2003.

c) Capital consists of 263,196,524 fully authorized, subscribed and paid shares with no par value, divided into 142,819,552 Series A shares and 120,376,972 Series B shares.

        The preferential voting rights of each series are as follows:

        Series A :       If the election of the president of the Company results
                         in a tied vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders.

        Series B:   1)   A general or extraordinary shareholders' meeting may be
                         called at the request of shareholders representing 5% of the Company's Series B shares.

                    2) An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's president, at the request of a director elected by Series B shareholders.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 18 - Derivatives Instruments

Derivative instruments are recorded at their fair value at year-end. Changes in fair value are recognized in income with the liability recorded in other current liabilities. Losses from options relate to fees paid by the Company to enter into such contracts. As of June 30, 2003 the Company's derivative instruments are as follows:

                 Notional or                                                                            Accounts affected
    Type of        Covered         Expiration       Description of the contract      Position     Liability            Income
   derivative      Amount                                   type                  purchase/sale    amount          (loss) recorded

Forwards              3,000    4th quarter of 2003       Exchange rate                   P                28               28
Put option            8,928    3rd quarter of 2003       Exchange rate                   P                 -                -
Put option            4,000    3rd quarter of 2003       Exchange rate                   P                 -                -
Put option            2,300    3rd quarter of 2003       Exchange rate                   P                 -                -
Put option              720    3rd quarter of 2003       Exchange rate                   P                 -                -
Forwards                500    3rd quarter of 2003       Exchange rate                   P                27              (27)
Forwards              1,814    3rd quarter of 2003       Exchange rate                   P                60              (60)
               ------------                                                                     ------------     ------------
                     21,262                                                                              115              (59)
               ============                                                                     ============     ============

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 19 - Non-Operating Income and Expenses

Amounts included in non-operating income and expenses are summarized as follows:

a)      Non-operating income

                                                                                                      2003              2002
                                                                                                      ----              ----
                                                                                                     ThUS$             ThUS$

        Interest income                                                                               1,398            2,379
        Reversal of allowance for doubtful accounts                                                     500              243
        Insurance recoveries                                                                            116            1,038
        Net foreign exchange                                                                          3,220               77
        Sales of materials and services                                                                 527              267
        Equity participation in net income of unconsolidated subsidiaries                             3,742            2,568
        Other income                                                                                  1,193              774
                                                                                               ------------     ------------
             Total                                                                                   10,696            7,346
                                                                                               ============     ============

b)      Non-operating expenses

                                                                                                      2003              2002
                                                                                                      ----              ----
                                                                                                     ThUS$             ThUS$

        Write-off of property, plant, and equipment                                                   4,119            1,155
        Interest expense                                                                             11,216           15,348
        Amortization of goodwill                                                                        529              567
        Legal expenses                                                                                1,020                -
        Project relating to commercial effectiveness                                                      -            1,008
        Work disruption expenses                                                                      1,282                -
        Other expenses                                                                                1,858            1,553
                                                                                               ------------     ------------
        Total                                                                                        20,024           19,631
                                                                                               ============     ============

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 20 - Price-level Restatement

Amounts charged or credit to income relating to price-level restatement are summarized as follows:

                                                                                                     (Charge) credit to
                                                                                                   income from operations
                                                                                                      2003              2002
                                                                                                      ----              ----
                                                                                                     ThUS$             ThUS$

        Property, plant and equipment                                                                    36                30
        Other assets and liabilities                                                                     91                10
        Shareholders' equity                                                                           (575)             (307)
                                                                                               ------------      ------------
           Subtotal price-level restatement                                                            (448)             (267)
                                                                                               ------------      ------------
        Net readjustment of assets and liabilities denominated in UF                                    227                98
                                                                                               ------------      ------------
                  Net price-level restatement                                                          (221)             (169)
                                                                                               ============      ============

Note 21 - Assets and Liabilities Denominated in Foreign Currency

                                                                                                      2003              2002
                                                                                                      ----              ----
                                                                                                     ThUS$             ThUS$

        Assets
        Total assets
            Chilean pesos                                                                               776              (210)
            Euros                                                                                     1,606              (187)
            Japanese Yen                                                                                 12                12
            Brazilian Real                                                                              585              (453)
            Mexican pesos                                                                               139              (412)
            Other currencies                                                                            778              (481)

        Current liabilities
            Chilean pesos                                                                            (1,063)            1,514
            Euros                                                                                        77              (293)
            Brazilian Real                                                                             (284)              335
            Other currencies                                                                            759                48

        Long-term liabilities
            Chilean pesos                                                                              (194)              373
            Euros                                                                                       250                 -

Note 22 - Commitments and Contingencies

I.      Contingencies:

        (a) The Company did not record the potential insurance reimbursement for damages incurred in the potassium sulfate wells in the Atacama salt deposit.

        (b) Material lawsuits or other legal actions of which the Company is party to:

                1. Plaintiff         : SQM Salar S.A.
                   Defendants        : ACE Seguros S.A. (formerly - Cigna
                                       Compania de Seguros (Chile) S.A.) and
                                       Chubb de Chile Compania de Seguros
                                       Generales S.A.
                   Date of lawsuit   : April 2002
                   Matter            : Arbitration
                   Status            : Collection of compensation for insured
                                       claim
                   Instance          : Evidence verification
                   Nominative value  : ThUS$ 36,316

                2. Plaintiffs        : Du Guano de Poisson Angibaud S.A. and
                                       Generale de Nutrition Vegetale SAS
                   Defendants        : Soquimich European Holdings B.V.,
                                       NU3 N.V. and SQM France S.A.
                   Date of lawsuit   : March 2003
                   Court             : Court of Arbitration in France
                   Matter            : Termination of the company relationship
                                       and liquidation of the company Generale
                                       de Nutrition Vegetale SAS
                   Status            : The lawsuit is being contested
                   Nominative value  : ThEuro$ 30,295

        (c)     Models for the Production of the Maria Elena site

                The Company is currently reviewing the "Models for the Production of the Maria Elena site" which may be implemented as a result of the Decontamination Plan (see note 25). The different alternatives for production and technology development for the Maria Elena site, which are a part of the above-mentioned "Production Models" do not proactively generate significant changes in the present ore reserves or forecasted sales volumes. These options include possibilities to use new production methods and are related to the "leaching piles" and implementing a mixed system, which would be comprised with the use of the aforementioned technology and the current production methods. Advantages and disadvantages of the different options relate to the extension of the transition periods of new technology, the investments that will be required, production costs, changes in technologies and in productive processes and the effects on certain of the Company's assets and their value. The possible effects on the valuation of assets are not yet determinable.

        (d)     Other

                The Company and its subsidiaries are involved in litigation in the ordinary course of business. Based on the advice of counsel, management believes the litigation will not have a material effect on the consolidated financial statements.


II.     Commitments:

        (a) The subsidiary SQM Salar S.A. maintains an agreement with a government agency, whereby the Company must make annual payments until 2030 based on the Company's annual sales. This amount, which has been paid since the beginning of the agreement in 1996, amounted to ThUS$1,920 in 2003 (ThUS$ 1,571 in 2002).

        (b) The Company has certain indirect guarantees, which relate to agreements with no remaining payments pending. These guarantees are still in effect and approved by the Company's Board of Directors; however, they have not been used by the subsidiaries.

Note 23 - Third Party Guarantees

As of June 30, 2003 and 2002 the Company has the following indirect guarantees outstanding:

                                                            Debtor                                    Balances outstanding
                                  ---------------------------------------------------------    -------------------------------------
            Beneficiary                      Name                       Relationship             06/30/2003           06/30/2002

                                                                                                    ThUS$                ThUS$

Phelps Dodge Corporation          SQM Potasio S.A.                       Subsidiary                  2,739                3,541
Bank of  America N.A.             RS Agro-Chemical Trading A.V.V.        Subsidiary                 80,195               80,230


Note 24 - Sanctions

During 2003 and 2002, the SVS did not apply sanctions to the Company, its directors or managers.

Note 25 - Environmental Projects

Disbursements incurred by the Company as of June 30, 2003 relating to its investments in production processes and compliance with regulations related to industrial processes and facilities are as follows:

                                                                                                                         Future
                                                                                                      2003           Disbursements
                                                                                                      ----           -------------
                                                                                                     ThUS$               ThUS$
        Project
        Environmental protection department                                                             188               188
        Dressing-room, Tocopilla                                                                        276                 1
        Renewal of water network against fire                                                             3                36
        Technology change in Maria Elena                                                                346             3,031
        Tocopilla dust collection                                                                       331               265
        Environmental impact evaluations                                                                 76                 -
        Plant for the treatment of wastewater, Ministry of Public Works                                 300                 -
        Extension of carbonate plant                                                                    298               252
        Borate plant emission control                                                                     5                95
        Dry plants aspiration system                                                                      8                92
        Environmental evaluation, Guggenheim camp                                                         2                 -
        Transfer of Steamblock boilers (environmental authorization)                                     73                24
        Modification of fire network                                                                      -                85
                                                                                               ------------      ------------
        Total                                                                                         1,906             4,069
                                                                                               ============      ============

Protecting the environment is a constant concern for SQM, regarding both the Company's productive processes and the manufactured goods.


SQM is currently implementing an Environmental Management System, which is based on the ISO 14000 standard, with which, the Company's environmental performance will be improved through the effective application of the Environmental Policy of SQM. The implementation program stipulates that late in 2004, all the operations maintained by the Company in Regions I and II of Chile, will have a fully implemented Environmental Management System.


As part of the conversion project to natural gas, the supplier will in turn make an investment of US$ 5,500 million to be paid by the Company on a monthly basis for the duration of the contract (10 years).

Technological processes are intended to be environmentally friendly in order to reduce residual materials and improve technical conditions to ensure an effective protection to the environment. A good example of this is ongoing conversion of oil to natural gas used in the Company's plants.

Processes where sodium nitrate is used as a raw material are carried out in geographical areas such as the desert with favorable weather conditions for the drying of solid materials and the evaporation of liquids used in solar energy. The extraction of minerals in open pit mines, given their low waste-to-mineral ratio, gives rise to sites that have little impact on the environment. The extraction process and ore crushing produce particles that are consistent with the industry of operation.

On August 10, 1993, the Ministry of Health published a resolution under the Sanitary Code that established that the levels of breathable particles present at Maria Elena Plant exceeded the level allowed for the quality of air and, which affected the nearby city of Maria Elena. Particles mainly come from dust that results from processing the sodium nitrate, particularly at the crushing process prior to leaching. The decontamination plan presented by the Company to reduce the level of particles was approved with certain modifications by means of Decree No. 164. As a result of the investments and processes implemented according to the approved plan, the Company has substantially reduced the levels of particles in the air. Resolution No. 384, made public on May 16, 2003, authorized the review and a new draw up of the decontamination plan for the city of Maria Elena. The Supreme Decree containing the final Decontamination Plan should be made public within early 2003. It is not possible to assure that within such period the Company will be free from warnings, fines or even eventual temporary closing of the crushing plant in Maria Elena. The Company is continuously researching techniques, processes and systems relating to the processing of sodium nitrate that could even further reduce the level of particles in the city of Maria Elena.

Ore treatment operations, as they are controlled processes, produce solid residual materials that are the non-soluble by product and a certain degree of moisture.

Productive operations based on brine, are carried out at the Atacama Salt Mine and almost 95% of the energy used is solar energy and the remaining 5% comes from natural gas, electricity and fossil fuels. Residual brine left after the production processes are again injected to the Atacama Salt Mine in order to minimize the possible environmental impact.

SQM entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Atacama Salt Mine lagoons. Such research includes a population count of the birds and wildlife, breeding research, additional behavior research and the climate phenomena of the area.

Consistent with the Company's ongoing commitment with the environmental authorities, the Company actively participates in the Joint Monitoring Research project for the Atacama Salt Mine watershed along with other mining companies that make use of the water resources that supply the Atacama Salt Mine watershed.


Note 26 - Subsequent Events


Company management are not aware of any significant subsequent events occurred between June 30, 2003 and the date of issuance of these consolidated financial statement (August 14, 2003), which may affect the presentation of these financial statements.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.



                             Conf: /s/ Ricardo Ramos
                                   -----------------
                                   Ricardo Ramos
                               Chief Financial Officer




                            Date: September 26, 2003.